Exhibit 99.1

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

INDEX TO unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
unaudited INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2026	F-2

unaudited INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026	F-3

unaudited INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026	F-4

NOTES TO the unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-5

F-1

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

unaudited INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	$268	$429
Accounts receivable, net	129	1,888
Advance to suppliers, net	6,755	6,981
Inventories	254	492
Prepayments, receivables and other assets, net	4,206	39,429
Amounts due from related parties, net	10	478
Total current assets	11,622	49,697

Non-current assets

Property, equipment and software, net	287	272
Operating lease right-of-use assets	89	40
Total non-current assets	376	312

TOTAL ASSETS	$11,998	$50,009

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	$9,021	$9,093
Convertible bonds and notes	9,468	5,971
Accounts payable	2,517	4,677
Deferred revenues	1,566	4,796
Accrued expenses and other current liabilities	13,908	15,301
Lease liabilities, current	301	50
Amounts due to related parties	752	3,001
Total current liabilities	37,533	42,889

Non-current liabilities
Lease liabilities, non-current	36	12
Total non-current liabilities	36	12

TOTAL LIABILITIES	37,569	42,901

Commitments and contingencies (Note 16)

Shareholders’ deficit
Class A ordinary shares (US$0.0005 par value; 960,000,000 and 960,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 189,452 and 4,457,854 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	-	-
Class B ordinary shares (US$0.0005 par value; 40,000,000 and 40,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 61,310 and 61,310 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	-	-
Additional paid-in capital	94,554	152,397
Accumulated deficit	(146,040)	(172,325)
Accumulated other comprehensive income	11,495	12,608
Total AUTOZI shareholders’ deficit	(39,991)	(7,320)
Non-controlling interests	14,420	14,428
Total shareholders’ equity/(deficit)	(25,571)	7,108

TOTAL LIABILITIES AND SHAREHOLDERS’ Equity/(DEFICIT)	$11,998	$50,009

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

unaudited INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Revenues	$79,871	$29,543
Cost of revenues	(78,511)	(29,305)
Gross profit	1,360	238

Operating expenses
Selling and marketing expenses	(1,575)	(318)
General and administrative expenses	(7,288)	(24,383)
Research and development expenses	(622)	(171)
Total operating expenses	(9,485)	(24,872)

Operating loss	(8,125)	(24,634)

Other (expense) income
Litigation related (expenses) income	4,381	-
Interest expenses, net	(1,926)	(837)
Other income, net	392	(1,566)
Investment income/loss	-	778
Total other (expenses) income, net	2,847	(1,625)

Loss before income tax expenses	(5,278)	(26,259)
Income tax expenses	-	-
Net loss	$(5,278)	$(26,259)
Less: net (loss) income attributable to non-controlling interests	(39)	27
Net loss attributable to the Company’s ordinary shareholders	$(5,239)	$(26,286)

Net loss	(5,278)	(26,259)

Foreign currency translation difference, net of tax of nil	1,470	1,094

Total comprehensive loss	$(3,808)	$(25,165)
Less: total comprehensive (loss) income attributable to non-controlling interests	283	8
Comprehensive loss attributable to the Company	$(4,091)	$(25,173)

Net loss per share of non-redeemable ordinary shares - Basic and diluted	(24.70)	(5.86)

Weighted average shares of outstanding non-redeemable ordinary shares	212,120	4,489,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

unaudited INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net cash used in operating activities	$(4,506)	$(39,994)

Cash flows from investing activities:
Purchase of property and equipment	-	-
Loans to related parties	(41)	-
Collection from loans to related parties	-	-
Net cash provided by/(used in) investing activities	$(41)	$-

Cash flows from financing activities:
Proceeds from short-term bank borrowings	6,402	6,738
Repayments of short-term bank borrowings	(5,717)	(7,033)
Proceeds from borrowings from related parties	51	8,964
Repayment of borrowings to related parties	(622)	(545)
Proceeds from equity financing	-	32,000
Proceeds from issuance of notes to a third party, net of issuance cost	2,343	-
Net cash provided by financing activities	$2,457	$40,124

Effect of exchange rate changes on cash and cash equivalents	$(34)	$31

Net increase/(decrease) in cash, cash equivalents and restricted cash	(2,124)	161
Cash, cash equivalents and restricted cash at the beginning of the period	2,473	268
Cash, cash equivalents and restricted cash at the end of the period	$349	$429

Supplemental disclosure of cash flow information:
Interest paid	$(290)	$(234)
Supplemental schedule of non-cash financing activities:
Settlement of payable to redeemable non-controlling interests	$16,000	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

1.	Organization and principal activities

(a)	Principal activities

Autozi Internet Technology (Global) Ltd. (“AUTOZI”, or the “Company”) was incorporated under the laws of the Cayman Islands on July 15, 2021 as an exempted company with limited liability. The Company primarily engages in the sales of new cars, auto parts and auto accessories, as well as automotive insurance related services through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”). As a comprehensive automobile service provider, AUTOZI provides series of automotive services covering the full life cycle of automotives, including new car sales, auto parts and auto accessories sales, and automotive insurance related services.

(b)	Organization

AUTOZI was incorporated as holding company in the Cayman Islands on July 15, 2021, who owns 100% equity interest of Autozi Internet Technology (BVI) Ltd. (“Autozi BVI”). Autozi Internet Technology (HK) Co., Ltd. (“Autozi HK”) is a 100% wholly-owned subsidiary of Autozi BVI in Hongkong, who established a wholly-owned subsidiary, Autozi Investment Management (Anhui) Co., Ltd. (“Autozi Investment Management”), a wholly-owned foreign enterprise (“WFOE”) incorporated in PRC.

Autozi Internet Technology Co., Ltd. (“Autozi Internet Technology”) was established under the laws of the PRC on June 2, 2010 along with its subsidiaries are the Group’s main operating entities in China.

As of March 31, 2026, the details of the Company’s major subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
Autozi BVI	November 15, 2021	British Virgin Islands	100.00%	Investment holding
Autozi HK	June 17, 2022	Hong Kong, PRC	100.00%	Investment holding
Autozi Investment Management (WFOE)	December 30, 2022	PRC	100.00%	Investment holding
Autozi Internet Technology (“Autozi China”)	June 2, 2010	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi Chifu Auto Services (Beijing) Co., Ltd	July 16, 2015	PRC	76.07%	Auto parts and auto accessories sales platform
Autozi Supply Chain Management (Beijing) Co., Ltd.	June 30, 2016	PRC	95.08%	Auto parts and auto accessories sales platform
Autozi E-commerce (Kunshan) Co., Ltd.	July 16, 2013	PRC	95.08%	Auto parts and auto accessories sales
Quantum Data Technology (Beijing) Co., Ltd (“Beijing Quantum”)	May 17, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Quantum Commercial Factoring (Shenzhen) Co., Ltd (“Shenzhen Quantum”)	June 8, 2016	PRC	86.52%	Auto parts and auto accessories sales platform
Autozi Internet Technology (Hunan) Co., Ltd. (“Autozi Hunan”)	October 30, 2019	PRC	95.08%	New car sales and related services
Autozi Internet Technology (Changsha) Co., Ltd. (“Autozi Changsha”)	December 10, 2019	PRC	95.08%	New car sales and related services
Autozi Auto Services Co. Ltd	March 17, 2020	PRC	95.08%	Automotive insurance related services
Baicheng Auto Services (Henan) Co., Ltd.	November 23, 2018	PRC	51.00% owned by Autozi Baofu 48.49% owned by WFOE	Automotive insurance related services
Autozi Baofu Auto Services (Beijing) Co, Ltd	February 2, 2018	PRC	95.08%	Automotive insurance related services
Autozi Baofu Automobile Service Co. Ltd. (“Autozi Baofu”)	March 17, 2020	PRC	95.08%	Automotive insurance related services

F-5

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

2.	Going concern

For the six months ended March 31, 2026, the Group incurred net loss of US$26,259. As of March 31, 2026, the Group had an accumulated deficit of US$172,325. These conditions raise substantial doubt about the Group’s ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements are issued.

The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, bank borrowings and the initial public offering. To meet the cash requirements for the next 12 months from the issuance date of these unaudited condensed consolidated financial statements, the Group is undertaking a combination of the remediation plans:

(a) The Group is seeking an extension of liabilities including bank loans, convertible bonds and corresponding interests to be paid until the funding shortage issue is resolved.

(b) The Group is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Group’s resources.

(c) The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its operating.

The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, or that the Group is unsuccessful in increasing its profit and reducing operating losses, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3.	Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2026, and its results of operations and cash flows for the six months ended March 31, 2025 and 2026. The condensed balance sheet as of September 30, 2025, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

F-6

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d)	Restricted cash

Restricted cash represents the cash in an escrow account for a period of six months following the completion of the IPO. The escrow account shall be used in the event that the Group would be required to indemnify the underwriter and other indemnified persons any losses mainly from litigation or claims against the Group during IPO process pursuant to the terms of an underwriting agreement with the underwriter.

(e)	Accounts receivable, net

Accounts receivable represent the amounts that the Group has an unconditional right to consideration. Accounts receivable, net are stated at the original amount less provision for credit losses. The Group performs ongoing credit evaluation of its customers, and assesses allowance for credit losses based on credit loss model on portfolio basis. The Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from October 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to accumulated deficit in the amount of US$2 recognized as of October 1, 2023.

(f)	Inventories

Inventories, primarily consisting of new energy vehicles and auto parts and auto accessories sales available for sale, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. For the six months ended March 31, 2025 and 2026, the Group recorded inventory write-downs of nil and nil, respectively.

(g)	Property, equipment and software, net

Property, equipment and software are purchased from third parties and carried at acquisition cost less accumulated depreciation, amortization and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives.

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset (asset group) may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived asset (asset group) to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset (asset group), the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the asset (asset group). Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.

F-7

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(i)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables included in prepayments, receivables and other assets, short-term loan, convertible bonds, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of September 30, 2025 and March 31, 2026, the carrying amounts of other financial instruments approximated to their fair values due to the short- term maturity of these instruments.

(j)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including capital commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(k)	Convertible bonds

The Group evaluates its convertible bond to determine if the contract or embedded component of the contract qualifies as derivatives to be separately accounted for in accordance with ASC 480, “Distinguish by Liabilities from Equity”, and ASC 815, “Derivatives and Hedging” in relation to the conversion feature, call and put option and settlement feature. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability with change in fair value recorded in the unaudited condensed consolidated statement of operations. After considering the impact of such features, the Group concludes that, as of September 30, 2025 and March 31, 2026, the convertible bonds did not contain any derivative feature. Convertible bonds without derivative features were subsequently measured at amortized cost, using the effective interest rate method. The effective interest rates are the actual interest rate stated in the contracts and there was no discount or premium on acquisition fees or costs.

F-8

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(l)	Revenue recognition

The Group’s revenues are mainly generated from 1) auto parts and auto accessories sales, 2) new car sales, and 3) automotive insurance related services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services net of business tax and value added tax. A description of the principal revenue generating activities of Group is as follows:

Auto parts and auto accessories sales

The Group offers auto parts and auto accessories inclusive of lubricating oils, tires, accumulators and others to customers, including the dealers of auto parts and auto accessories and automotive service stores.

The Group enters into framework sales contract with customers usually for one year. The framework sales contract provides the general payment and delivery terms, and specific orders shall be placed to the Group for the purchase a number of specific parts and accessories at fixed unit price. The framework sales contract does not set price range, minimum purchase threshold nor minimum prepayment requirement. For each specific order, the Group determines the part unit price after taking the market supply situation, purchase volume and the Group’s stock level into consideration. Under the specific order, full amount prepayment is required in general, and the Group’s performance obligation is to deliver agreed-upon auto parts and auto accessories to the customer. No significant variable price included in the contract and no significant warranty responsibility after delivery. The revenue from auto parts and auto accessories sales is recognized at a point in time upon delivery of products with the customer’s acceptance.

New car sales

The Group generates revenue from sales of new cars primarily the parallel-import cars and a small portion of new energy vehicles through a contract with customer.

For the sales of parallel-import cars, the Group usually first receives purchase intention from customer and feedbacks dynamic quotation taking the market supply and the customizations of the vehicles such as color and trim into consideration. The Group collects the full and fixed deposit of the determined vehicle model from the customer and purchases the vehicle from upstream suppliers. The customer usually enters into the definitive contract with the Group when the vehicle has arrived in port. The contract explicitly states the vehicle model and fixed transaction price that have already been mutually agreed per the purchase intention. The purchase intention is cancellable with partially refundable deposit but the definitive contract is not cancellable. The Group deducts a portion of deposit and returns the rest to the customer upon the cancellation of purchase intention due to the customer’s discretion. The Group returns full deposit if the purchase intention is cancelled for the non-customer reasons.

The Group primarily marketed new energy vehicles directly to customers and ceased the cooperation with MBS stores gradually. The Group mainly attracts individual customers or car dealers to buy cars after the Group directly showed the customers to the leased warehouse to check on the cars. The selling price of vehicles is determined by the Group. When the customers decide to purchase the vehicles, the Group will sign official contract with the customers and the customers can pick up the vehicles in the warehouse. For new car sales, the Group identifies only one performance obligation in the contract with customer to provide customer the specific car explicitly stated in a sales contract with terms of model, color and configurations at a fixed price and full amount payment is required before or upon customer’s pickup of the cars. There is no significant warranty responsibility after delivery. The Group recognizes revenue from new car sales at a point in time when the control of the car is transferred to the customer upon the customer’s pickup and acceptance of car.

Automotive insurance related services

The Group provides a variety of insurance related services, mainly including value-added maintenance service and claim and repair service.

Value-added maintenance service

The Group contracts with insurance companies to provide washing, interior sterilization and other after- sales services to the insurance companies’ insured car owners with fixed unit price of each kind of service during the contract period usually one year. The Group determines each specific service as a contract and the Group only has one performance obligation to provide such service. The Group’s performance obligation is completed when the insured car owners insurance companies receive the service. The Group reconciles the service volume with insurance companies regularly and collects considerations from companies monthly. Revenue from insurance value-added service is recognized at a point of time when the Group completes the service since the customers could benefit from the service at that point in time.

F-9

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Claim and repair service

The Group contracts with insurance companies to provide assistance in damage assessment and claim settlement, as well as repair when insured cars are damaged in a covered incident. Under the contract, separate repair orders are generated by insurance companies for each car accident. The Group regards each repair order as a contract and the Group only has one performance obligation to repair the damaged cars to good physical condition. The transaction price is determined usually including cost of repair service and required parts and accessories upon the damage assessment with certain mark-up and payment is usually required before the completion of repair. Revenue from claim and repair service is recognized at a point in time when the service is provided since the customers could benefit from the service at that point of time.

Principal versus agent considerations

The sales of new cars and auto parts and auto accessories are purchased from third parties, and the automotive insurance related services involve third parties in the provision of services. The Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the merchandises and services before transfers or provides them to customers.

The Group considers itself a principal and recognizes revenues from the sales of new cars and auto parts and auto accessories and provision of value-added maintenance service and claim and repair service on a gross basis as it controls the products or services based on that the Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

The Group considers itself an agent and recognizes revenue from insurance intermediation services on a net basis due to lack of primary responsibility, credit risk of service and pricing discretion.

The following table disaggregates the Group’s revenues for the six months ended March 31, 2025 and 2026:

	For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
By revenue type:
Auto parts and auto accessories sales	78,949	29,543
New car sales	$922	$-
Total	$79,871	$29,543

The revenues recognized over time were nil and nil during the six months ended March 31, 2025 and 2026, respectively. The revenues recognized at a point in time were US$79,871 and US$29,543 during the six months ended March 31, 2025 and 2026, respectively.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of September 30, 2025 and March 31, 2026.

The contract liabilities consist of deferred revenues, which represent the billings or cash received for services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenues amounted to US$1,566 and US$4,796 as of September 30, 2025 and March 31, 2026, respectively. The Group expects the balance as of March 31, 2026 to be recognized as revenues over the next 12 months. The amount of revenue recognized during the six months ended March 31, 2025 and 2026 that was previously included in the deferred revenue as of September 30, 2024 and 2025 was US$4,625 and US$1,100, respectively

F-10

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(m)	Cost of revenues

Cost of revenues consists primarily of (i) cost of auto parts and auto accessories sales, (ii) cost of new car sales, (iii) cost of automotive insurance related services and other costs related to the business operation.

(n)	Research and development expenses

Research and development expenses consist primarily of share-based compensation expense, payroll and related expenses for research and development professionals, platform development fees and others. Research and development expenses are expensed as incurred.

(o)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) share-based compensation expense, (ii) market promotion and entertainment expenses and (iii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The market promotion and entertainment expenses were US$534 and US$290, including advertising costs were US$530 and US$282 for the six months ended March 31, 2025 and 2026, respectively.

(p)	General and administrative expenses

General and administrative expenses mainly consist of (i) share-based compensation expense, (ii) staff cost, rental and depreciation related to general and administrative personnel, (iii) professional service fees; (iv) expected credit losses for receivables, advance to suppliers and other receivables; and (v) other corporate expenses.

(q)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to US$189 and US$180 for the six months ended March 31, 2025 and 2026, respectively.

(r)	Leases

The Group enters into lease agreements to have leasing for office spaces and warehouse.

The Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), from October 1, 2021. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group did not enter into finance leases for any of the periods presented.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

F-11

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Lease payments included in the measurement of the lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(s)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of income for the six months ended March 31, 2025 and 2026, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the unaudited condensed consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

F-12

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(u)	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“US$” or “$”). The results of operations and the unaudited interim condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in shareholder’s deficit. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed consolidated financial statements:

	As of September 30,	As of March 31,
	2025	2026
Balance sheet items, except for equity accounts	7.1190	6.8980

	For the six months ended March 31,
	2025	2026
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.2291	7.0061

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(v)	Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. unaudited interim condensed consolidated net loss on the unaudited interim condensed consolidated statements of operations and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s unaudited interim condensed consolidated balance sheets.

(w)	Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the six months ended March 31, 2025 and 2026, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

F-13

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

(x)	Share-based compensation

The Group grants restricted share units of the Company to eligible employees and grant shares of the Company to an external consultant and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period, for all share-based awards granted with graded vesting based on service conditions and for awards with performance conditions if it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. Share-based compensation expense, when recognized, is charged to the unaudited condensed consolidated statements of operations with the corresponding entry to additional paid-in capital. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value, which is the share price of the underlying shares.

(y)	Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

(z)	Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s redeemable principal interests are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings and have contractual obligation to absorb the Group’s losses after the issuance of redeemable and non-redeemable shares. Accordingly, any undistributed net income (loss) is allocated on a pro rata basis to ordinary shares and redeemable equity interests and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. When redeemable equity is extinguished, the loss on extinguishment is included in the net earnings (loss) attributable to ordinary shareholders.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive. The effect of restricted share units, which was 10,562 and nil ordinary shares as of March 31, 2025 and 2026, respectively, were excluded from the computation of diluted earnings (loss) per share for the six months ended March 31, 2025 and 2026 as its effect would be anti-dilutive.

F-14

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

The net loss per share presented in the unaudited interim condensed consolidated statements of operations and comprehensive loss was based on the following:

	For the six months ended	For the six months ended
	March 31, 2025	March 31, 2026
Numerator:
Net income (loss)	$(5,239)	$(26,286)

Denominator:
Basic and diluted weighted average shares outstanding	212,120	4,489,164
Basic and diluted net income (loss) per ordinary shares	$(24.70)	$(5.86)

(aa)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the unaudited condensed consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The Group does not distinguish between markets or segments for the purpose of internal reporting.

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(bb)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group determined that there will be no material impact from the adoption of ASU 2023-07 on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting the standard.

F-15

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

4.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Accounts receivables	$1,878	$3,712
Less: provision of expected credit losses	(1,749)	(1,824)
Total	$129	$1,888

The movement of provision of expected credit losses for accounts receivable was as follows:

	For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Balance at beginning of the period	$1,749	$1,749
Addition/(Reversal) in credit losses	14	5
Write-offs	-	-
Adoption ASU 2016-13	-	-
Foreign currency translation adjustment	(60)	70
Balance at end of the period	$1,703	$1,824

5.	Inventories

Inventories consisted of the following:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Auto parts and auto accessories	$254	$492
Total	$254	$492

The Group recorded no inventory impairment for the six months ended March 31, 2025 and 2026, respectively.

6.	Prepayments, receivables and other assets, net

Prepayments, receivables and other assets, net consisted of the following:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Deposit, net	$1,827	$2,072
Prepaid expenses, net	1,356	34,060
Deductible input value-added tax	860	1,089
Advance to employees, net	132	-
Others, net	31	2,208
Prepayments, receivables and other assets, net	$4,206	$39,429

The Group recorded credit losses of US$227 and nil for the six months ended March 31, 2025 and 2026, respectively.

F-16

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

7.	Borrowings

As of September 30, 2025 and March 31, 2026, the bank borrowings were for working capital and capital expenditure purposes.

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Short-term borrowings
Beijing Zhongguancun Bank Co., Ltd.	$5,658	$5,839
Bank of Beijing Limited Hepingli Branch	843	725
Industrial and Commercial Bank of China Limited Beijing Jiulongshan Branch	702	681
Bank of China Limited Beijing Communication Technology Development Zone Branch	702	870
Industrial and Commercial Bank of China Limited Beijing Changan Branch	702	725
China CITIC Bank Co., Ltd. Beijing Branch	380	219
Zhengzhou East Branch of China Construction Bank Co., Ltd	34	34
Total	$9,021	$9,093

As of March 31, 2026, the bank borrowings were primarily obtained from seven banks with interest rates ranging from 2.350% to 8.000% per annum.

The interest expenses were US$266 and US$298 for the six months ended March 31, 2025 and 2026, respectively. The weighted average interest rates of short-term loans outstanding were 6.02% and 6.10% per annum as of September 30, 2025 and March 31, 2026, respectively.

The Company’s controlling shareholder, Dr. Houqi Zhang, provided his personal guarantees, a real estate mortgage guarantee, and a pledge guarantee on his 8% equity in Beijing Qichuang Zhongteng Investment Management Center (Limited Partnership) for certain bank loans in the amount of US$5,658 and US$5,839 from Beijing Zhongguancun Bank Co., Ltd. as of September 30, 2025 and March 31, 2026, respectively.

Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided their personal guarantees for certain bank loans in the amount of US$380 and US$219 from China CITIC Bank Co., Ltd. as of September 30, 2025 and March 31, 2026, respectively.

Beijing Capital Co., Ltd, a third party, provided guarantees for certain bank loans in the amount of US$551 and US$1,123, representing 80% of the principal amount, from Industrial and Commercial Bank of China as of September 30, 2025 and March 31, 2026, respectively, and charged the Group with certain amount of guarantee service fees based on the loan amount. Dr. Houqi Zhang and his spouse, Ms. Yalin Shen, provided a counter-guarantee for it.

Beijing Guohua Culture and Technology Financing Guarantee Co., Ltd, a third party, provided guarantees and Autozi China provided a count-guarantee for certain bank loans in the amount of US$702 and US$580 from Bank of China as of September 30, 2025 and March 31, 2026, respectively.

In November 2025, the Company newly borrowed US$ 0.3M from Bank of China and the maturity date of this loan is November 2026. Meanwhile, in November 2025, the Company repaid and reborrowed US$3.1 million from Beijing Zhongguancun Bank Co., Ltd. and the maturity date of the reborrowed bank loan is November 2026. In December 2025, the Company repaid and reborrowed US$0.8 million from Bank of Beijing and the maturity date of the reborrowed bank loan is December 2026.

F-17

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

On November 14, 2025, the Company’s subsidiary, Autozi Supply Chain Management (Beijing) Co., Ltd. (“Autozi Supply Chain”) has borrowed RMB2,000 (approximately US$276) from Bank of China Beijing Haidian Branch. The loan will expire in November 2026 with an annual interest rate of 2.45%. Xinhao Sun, the legal representative and non-controlling interest of Autozi Supply Chain provided personal guarantee for this loan.

8.	Convertible bonds and notes

2019 Convertible Bonds

In September 2019 and January 2020, the Group issued two convertible bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) (the “Convertible Bonds”) in aggregate with interest rates ranging from 8% to 24% per annum. The net proceeds to the Company from the issuance of the Convertible Bonds were US$4,734 (RMB30.5 million) in aggregate, net of issuance costs of nil. The maturity dates of the Convertible Bonds were September 23, 2020 and June 30, 2020 (collectively, “Maturity Date”).

The Convertible Bonds of US$78 (RMB0.5 million) and US$4,656 (RMB30 million) without accrued interest may be converted in full into 10,419 and 462,852 ordinary shares of Autozi China, respectively (which represents an initial conversion price of RMB47.99 per share and RMB64.82 per share, respectively) at each holder’s option upon the occurrence of whichever of the specific events stated in the agreements. The number of shares was fixed as 0.02% and 1.2% equity interest of Autozi China on a determined base date, respectively. As Autozi China failed to repay the principal and interest to holder before the Maturity Date, the Convertible Bonds became convertible. The two holders of Convertible Bonds may require the payment of the accrued interests no matter whether it exercises the conversion right or not.

On October 12, 2023, the Group signed supplemental agreements with each holder that the holders agreed not to claim the principal and interest of the Convertible Bonds within six months from the date of signing the supplemental agreements if the Company has successfully completed an initial public offering (“IPO”) during such period. If the IPO fails to be completed within the aforesaid time, the holders have the right to require the Company to repay the Convertible Bonds including principal, interest and penalty as stated in the original agreement. Besides, the holders have the right to exercise the conversion right or require the repayment in accordance with the original agreement if the Company has successfully completed an IPO within six months from the date of signing of the supplemental agreements. As of the issuance date of these unaudited interim condensed consolidated financial statements, the Company is in the process of negotiating with holders of Convertible Bonds on the repayment or exercise of the conversion right.

As of September 30, 2025 and March 31, 2026, the principal amount of convertible bonds was US$4,284 and US$4,428, the unpaid interest of convertible bonds was US$5,420 and US$6,150, respectively. During the six months ended March 31, 2025 and 2026, the Group accrued interest in convertible bonds of US$525 and US$548, respectively.

2025 Convertible Notes

On January 27, 2025, the Company entered into securities purchase agreement (the “SPA”) and Registration Rights Agreement (the “RRA”) with an investor, JAK Opportunities XII LLC (the “Holder”), which were amended on February 19, 2025 (the “Amendment”). Upon the Amendment, the Company issued a senior unsecured convertible note (the “Original Note”) at an 8.25% discount to the original principal of $3,517 and issued six warrants each having the right to purchase a senior unsecured convertible note in the original principal amount of $4,000 (the “Incremental Warrants”). The Holder has the right to convert all or any portion of the Original Note at any time with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid interests and late charges as well as any other unpaid amounts.

The Company received proceeds of $2,343 on February 11, 2025 under a portion of the original principal of $3,017. The remaining principal of $500 shall be funded on the registration effectiveness date pursuant to the SPA. The RRA required the Company to file a registration statement with the Securities and Exchange Commission (the “SEC”) for the resale of the Class A ordinary shares issuable upon conversion of the notes. In accordance with the RRA, the Company filed a registration statement on Form F-1 (the “Initial Registration Statement”) with the SEC on April 30, 2025.

F-18

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

On April 30, 2025, the Company entered into a waiver agreement with the Holder (the “First Waiver Agreement”). Upon the First Waiver Agreement, the Initial Registration Statement shall only be required to register for resale by the Holder the number of conversion shares underlying the Original Note, and interests shall not begin to accrue on the remaining principal of $500 unless and until such amount is paid to the Company.

On September 19, 2025, the Company entered into a waiver and release agreement (the “Second Waiver Agreement”) with the Holder, under which the Holder agreed to terminate its registration rights, irrevocably waive any claims associated therewith, and relinquish its right to future investments under the Incremental Warrants, in exchange for the Company issuing a new senior unsecured convertible note to the Holder. Pursuant to the terms of the Second Waiver Agreement and subject to the conditions set forth therein, the RRA has been terminated in its entirety, and all six outstanding Incremental Warrants have been cancelled and are of no further force or effect. The Company issued a new senior unsecured convertible note to the Holder with an original principal amount of $1,534, bearing no interest and maturing in one year (the “New Note”, together with the Original Note as the “Convertible Notes”). The Holder has the right to convert all or any portion of the New Note at any time with the amount of 110% of the sum of the portion of the principal to be converted, accrued and unpaid late charges as well as any other unpaid amounts.

9.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Interest payables	$5,420	$6,150
Payroll payables	3,070	2,648
Accrued expenses	2,187	2,405
Amounts due to third-parties	1,118	2,665
Deposit payables	715	-
Borrowings from third parties (3)	443	1,012
Others	955	421
Total	$13,908	$15,301

10.	Lease

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Operating lease right-of-use assets	$89	$40

Lease liabilities – current	301	50
Lease liabilities – non-current	36	12
Total operating lease liabilities	$337	$62

The components of operating lease expense were as follows:

	For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Operating lease expense	$121	$26
Short-term lease expense	13	-
Total lease expense	$134	$26

Short-term leases included office leases with a term of 12 months or less.

F-19

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Both operating lease expense and short-term lease expense were recognized in general and administrative expenses and selling expenses.

Remaining lease term and discount rate:

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Weighted average remaining lease term (years)	1.83	1.33
Weighted average discount rate	3.50%	3.50%

The following was a schedule of future minimum payments under the Company’s operating leases as of March 31, 2026:

For the fiscal years ended September 30,	Amount
Remainder of 2026	$51
2027	13
Thereafter	-
Total lease payments	64
Less: imputed interest	(2)
Present value of lease liabilities	$62

Cash paid for operating leases for the six months ended March 31, 2025 and 2026 were US$198 and US$26, respectively.

11.	Ordinary shares

Ordinary shares

On January 9, 2023 and June 14, 2023, the Company issued 458,276 and 541,724 ordinary shares, respectively, par value $0.0001 per share to original shareholders of Autozi Internet Technology as a part of the Reorganization (retrospectively adjusted as 45,827,600 and 54,172,400 ordinary shares, respectively, after the Share Split (see definition below)). All ordinary shares in connection with the Reorganization were issued as of June 14, 2023, of which 28,900,700 ordinary shares were redeemable ordinary shares and 71,099,300 shares were ordinary shares.

On August 10, 2023, the Company approved a 1-to-50 share split of its ordinary shares under Cayman Islands law (the “First Share Split”). On April 11, 2024, the Company approved a 1-to-2 share split of its ordinary shares under Cayman Islands law (the “Second Share Split”). As a result of the Fist Share Split and the Second Share Split, the 5,000,000,000 authorized shares with par value of $0.0001 were split to 500,000,000,000 authorized shares with par value of $0.000001. The shares and pre-share data are retrospectively adjusted to reflect the share splits for all periods presented.

On August 28, 2024, the Company completed its IPO of 2,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate proceeds of $10,000 and net proceeds of $9,029 after deducting underwriting discounts and issuance cost, beginning trading on The Nasdaq Global Market. Upon the completion of IPO, the mezzanine equity was converted into 28,900,700 ordinary shares to holders of redeemable principal interests, and re-designated 73,580,500 ordinary shares in aggregate, immediately before IPO offering, into 38,985,400 Class A ordinary shares and 34,595,100 Class B ordinary shares. As of September 30, 2024, the Company has 70,386,100 outstanding Class A ordinary shares and 34,595,100 Class B outstanding ordinary shares.

In connection with IPO, the Company granted the underwriter a 45-day over-allotment option to purchase up to 375,000 additional Class A ordinary shares at US$4.00 less an amount per share equal to any dividends or distributions declared by the Company. The over-allotment option was not exercised by the underwriter and has expired in the year ended September 30, 2025.

F-20

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

The share subscription receivable presented the receivable for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company. Subscription receivable has no payment terms nor any interest receivable accrual. The amount of subscription receivable as of September 30, 2024 were insignificant, which were all collected as of September 30, 2024.

A meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) and the extraordinary general meeting of shareholders (the “EGM”) of the Company was held on November 11, 2025. At the Class A Meeting, the holders of the Class A Ordinary Shares duly adopted an ordinary resolution that the voting rights attached to each Class B Ordinary Share of the Company be increased to 200 votes on all matters subject to vote at general meetings of the Company. At the EGM, shareholders of the Company duly adopted the resolution to authorize the Board of Directors of the Company (the “Board”) to effect a share consolidation. On November 12, 2025, the Board has approved the share consolidation whereby (i) every fifty issued and unissued Class A ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.00005 each (the “Consolidated Class A Ordinary Shares”), and (ii) every fifty issued and unissued Class B ordinary shares, par value US$0.000001 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.00005 each (the “Consolidated Class B Ordinary Shares”), such that the authorized share capital of the Company shall be changed from US$500,000 divided into 480,000,000,000 Class A ordinary shares of US$0.000001 par value each and 20,000,000,000 Class B ordinary shares of US$0.000001 par value each, to US$500,000 divided into 9,600,000,000 Consolidated Class A ordinary shares of US$0.00005 par value each and 400,000,000 Consolidated Class B ordinary shares of US$0.00005 par value each (the “Share Consolidation”). The Share Consolidation has been effective on December 12, 2025. The shares and pre-share data are retrospectively adjusted to reflect the Share Consolidation for all periods presented.

On December 8, 2025, the Company entered into a securities purchase agreement with certain non-U.S. investors in connection with a private placement exempt from registration under the Securities Act of 1933. After giving effect to the 50-for-1 share consolidation completed in December 2025, the Company issued an aggregate of 34,972,600 Class A ordinary shares to the investors at a purchase price of approximately US$0.915 per share, for aggregate cash consideration of approximately US$32.0 million. The private placement closed on December 18, 2025, and the Company received all cash consideration through its PRC WFOE on January 7, 2026. In February 2026, the Company filed a registration statement on Form F-3 covering the resale of these shares by the investors. The Company will not receive any additional proceeds from such resale.

On February 27, 2026, the Company’s Board of Directors approved a consolidation of its authorized, issued and outstanding ordinary shares at a ratio of one-for-ten. The share consolidation became effective on March 23, 2026, upon which every ten ordinary shares were automatically consolidated into one ordinary share. No fractional shares were issued, and any resulting fractional share was rounded up to one whole share. As a result, the par value of each Class A and Class B ordinary share increased from US$0.00005 to US$0.0005. The Company’s Class A ordinary shares continued to trade on the Nasdaq Global Market under the symbol “AZI.” All share and per-share information presented in these financial statements has been retrospectively adjusted to reflect the share consolidation.

12.	Share-based compensation

Restricted share units granted upon 2024 Plan

On October 31, 2024, the Board of Directors of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which, the Board of Directors adopt an equity incentive plan for the purpose of attracting and retaining services of the best available personnel, providing additional incentives to employees, officers, directors and external persons, and promoting the success of the Group as a whole. The maximum aggregate number of Class A ordinary shares that may be issued for all purposes under the 2024 Plan shall be 7 million.

The Company granted two traches of restricted share units (“RSUs”) under the 2024 Plan in November 2024 and December 2024, respectively. The RSUs were granted to eligible managements and employees.

On January 19, 2026, the Company’s Board of Directors approved the Third Amended and Restated 2024 Equity Incentive Plan, increasing the number of Class A ordinary shares reserved for issuance under the plan by 7,000,000 shares to an aggregate of 7,360,000 shares. On January 21, 2026, the Company filed a registration statement on Form S-8 with the SEC to register the additional 7,000,000 Class A ordinary shares reserved under the plan. After giving retrospective effect to the one-for-ten share consolidation completed on March 23, 2026, the additional shares registered and the total shares authorized under the plan were equivalent to 700,000 shares and 736,000 shares, respectively. The registration of these shares did not, by itself, constitute the issuance of shares or the granting of share-based awards.

F-21

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Share-based compensation expenses were allocated to operating expenses as follows:

	For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
General and administrative expenses	$3,526	$18,843
Selling and marketing expenses	724	-
Research and development expenses	258	-
Total share-based compensation expenses	$4,508	$18,843

As of March 31, 2026, the unrecognized compensation cost was nil.

The following table summarized the Group’s restricted share unit activities during the six months ended March 31, 2026.

	Number of RSUs	Weighted Average Grant Date Fair Value
Unvested as of October 1, 2025	2,651	$440.40
Granted	700,000	26.69
Vested	(702,651)	28.25
Forfeited	-	-
Unvested as of March 31, 2026 (unaudited)	-	$-

13.	Restricted net assets

The Group’s operations are conducted through its PRC subsidiaries, and the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital and additional paid-in capital of its subsidiaries included in the Group’s unaudited condensed consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Company Law of the PRC and the PRC regulations on enterprises with foreign investment, whether a domestic enterprise or a wholly owned foreign enterprise (“WFOE”) established in the PRC are both required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. Both a domestic enterprise and a WFOE are required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC combined subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of September 30, 2025 and March 31, 2026, net assets restricted in the aggregate included in the Group’s unaudited condensed consolidated net assets were approximately US$712 and US$743, respectively.

F-22

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

14.	Taxation

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Group’s subsidiary, Autozi Internet Technology (BVI) Ltd. is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Autozi Internet Technology (BVI) Ltd. is not subject to tax on income or capital gains. In addition, dividend payments are not subject to withholdings tax in the British Virgin Islands.

United States

The Group’s subsidiary, Autozi Internet Technology (U.S.) Inc. is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Autozi Internet Technology (U.S.) Inc. is also subject to state income tax in New York of 7.25%. Autozi Internet Technology (U.S.) Inc. was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Autozi HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%. EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Autozi China and Beijing Quantum were approved as a HNTE and are entitled to a reduced income tax rate of 15% beginning from 2020 and 2019, respectively. The certificate is valid for three years. In December 2023, Autozi China has renewed its HNTE certificate and thus is subject to the preferential income tax rate of 15% from 2020 to 2025. Beijing Quantum did not apply for HNTE certificate renewal as it did not expect to be profitable in the near future. Therefore, Beijing Quantum is subject to an income tax rate of 25% from 2022.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from October 1, 2022 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 100% of qualified research and development expenses can be directly claimed in the annual EIT filling.

The income tax provision consisted of the following components:

For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Current income tax expense	$-	$-
Deferred income tax benefit	-	-
Total	$-	$-

As of September 30, 2025 and March 31, 2026, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2025 and 2026, the Company did not have any significant interest or penalties associated with uncertain tax positions.

F-23

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

15.	Related party transactions

Related parties

The following was a list of related parties which the Group had transactions with for the six months ended March 31, 2025 and 2026:

No.	Names of related parties	Relationship
1	Zhongchi Chezhigu Internet Technology (Qingdao) Co. Ltd (“Zhongchi Chezhigu”)	A company significantly influenced by the Group
2	Beijing Zhongchi Chi Fu Management Consulting Center (limited partnership) (“Zhongchi Chi Fu Management”)	A non-controlling shareholder of a subsidiary
3	Beijing Qichuang Zhongteng Investment Management Center (limited partnership) (“Beijing Qichuang”)	Shareholder of the Group; A company significantly influenced by Dr. Houqi Zhang
4	Beijing Yonyou Innovation Investment Center (limited partnership) (“Yonyou Innovation”)	Shareholder of the Group
5	Dr. Houqi Zhang	Principal shareholder of the Group
6	Mr. Hui Zhang	Senior management of the Group
7	Ms. Jun Wang	Senior management of the Group
8	Changsha Qixin Zhongying Enterprise Consulting and Management Center (limited partnership) (“Changsha Qixin”)	Shareholder of the Group
9	Beijing Qizhi Zhongchi Investment Management Center (limited partnership) (“Beijing Qizhi”)	Shareholder of the Group; A company controlled by Dr. Houqi Zhang
10	Beijing Anrong Innovation Management Technology Center (limited partnership) (“Beijing Anrong”)	Shareholder of the Group
11	Changsha Tongjie Technology Co. Ltd (“Changsha Tongjie”) (1)	A company significantly influenced by the Group
12	Mr. Jun Lian	Senior management of the Group
13	Mr. Yufeng Bai (2)	Senior management of a subsidiary
14	Henan Zhongqi Alliance Automobile Service Co., Ltd (“Henan Zhongqi”) (2)	A company significantly influenced by Mr. Yufeng Bai
15	Beijing Zhongchi Chefu Data Technology Co., Ltd.	A company under controlled with a principal shareholder
16	Changsha Chitong Technology Co. Ltd (“Changsha Chitong”) (3)	A company significantly influenced by the Group
17	Beijing Qifu Future Consulting Service Center (limited partnership)(“Qifu Future”)	Shareholder of the Group

(1)	Changsha Tongjie was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.
(2)	Mr. Yufeng Bai was no longer a senior management of a subsidiary of the Group since October 2024. Therefore, Mr. Yufeng Bai and Henan Zhongqi were not related parties of the Group since then.
(3)	Changsha Chitong was deregistered in January 2025 and therefore it was no longer a related party of the Group since then.

F-24

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

Related party transactions

The Group had the following significant related party transactions for the six months ended March 31, 2025 and 2026:

	For the six months ended March 31,
	2025	2026
	(unaudited)	(unaudited)
Loan from related parties
Qifu Future	-	-
Mr. Jun Lian	-	-
Mr. Hui Zhang	-	-
Dr. Houqi Zhang (1)	51	8,964
Others	-	-
Total	51	8,964

Repayment of loan to related parties
Dr. Houqi Zhang	457	442
Mr. Haifeng Li	-	103
Mr. Hui Zhang	13	-
Ms. Jun Wang	111	-
Mr. Jun Lian	41	-
Total	622	545

Loan to related parties
Dr. Houqi Zhang	14	-
Others	27	-
Total	$41	$-

(1)	Dr. Houqi Zhang provided his personal guarantees for certain bank loans to the Group, see Note 7 Borrowing for details.

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of September 30,	As of March 31,
		2025	2026
Related parties	Nature		(unaudited)
Beijing Zhongchi Chefu Data Technology Co., Ltd.	Loan to related party	$-	$268
Others	Others	10	210
Total		$10	$478
Less: allowance of credit loss		-	-
Amounts due from related parties, net		$10	$478

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of September 30,	As of March 31,
		2025	2026
Related parties	Nature		(unaudited)
Dr. Houqi Zhang	Loan from related party	$503	$2,498
Ms. Jun Wang	Loan from related party	111	-
Mr. Hui Zhang	Loan from related party	-	314
Mr. Haifeng Li	Loan from related party	-	189
Others	Loan from related party	138	-
Total		$752	$3,001

F-25

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

NOTES TO THE unaudited INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data

16.	Commitments and contingencies

(a)	Capital commitments

As of September 30, 2025 and March 31, 2026, the Group had no capital commitment.

(b)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

There was no significant pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

17.	Subsequent events

The Company has evaluated subsequent events through August 17, 2026, the date of issuance of the unaudited condensed consolidated financial statements and noted that there are no other subsequent events with material financial impact on the Company’s unaudited interim condensed consolidated financial statements except for the events below.

On April 15, 2026, Yafu Guo resigned from the Board of Directors and its committees, and Jinming Dong resigned as the Company’s chief financial officer. Effective April 16, 2026, Hanyun Si was elected as a director, and Hui Zhang, the Company’s chief operating officer, was appointed as chief financial officer. The resignations were not due to any disagreement with the Company regarding its operations, policies or practices.

Effective June 4, 2026, the Company dismissed Marcum Asia CPAs LLP as its independent registered public accounting firm and appointed Assentsure PAC as its new independent registered public accounting firm for the fiscal year ending September 30, 2026. There were no disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

On June 22, 2026, the Company entered into securities purchase agreements with certain non-U.S. investors for the sale of up to 50,000,000 Class A ordinary shares at US$0.60 per share, for an aggregate purchase price of approximately US$30.0 million. The purchase price may be paid in fiat currency or, subject to applicable laws and regulations, in cryptocurrencies at the Company’s discretion. As of the issuance date of these financial statements, no cryptocurrency consideration has been accepted in connection with this transaction. The transaction was expected to close in the third quarter of 2026.

On June 22, 2026, the Company entered into a securities purchase agreement with an accredited investor for the issuance of convertible promissory notes with an aggregate principal amount of up to US$5.25 million. The transaction closed on June 23, 2026, upon which the Company issued an initial note with a principal amount of US$2.75 million. The investor has the option to purchase additional notes with an aggregate principal amount of US$2.5 million. The initial note was issued at a 4.0% original issue discount, bears interest at 9.25% per annum, matures on June 23, 2027 and is convertible into the Company’s Class A ordinary shares.

On June 22, 2026, the Company entered into a debt conversion agreement with Houqi Zhang, the Chief Executive Officer and Chairman of the Board of Directors of the Company. Pursuant to the debt conversion agreement, the Company will issue 10,000,000 Class B ordinary shares of the Company to Mr. Zhang in full settlement of an interest free loan in the amount of $7,000,000 provided by Mr. Zhang to the Company. Upon the issuance of these shares, the loan will be deemed cancelled and paid in full. The shares shall be subject to a three-year lock-up period commencing on the issuance date, during which Mr. Zhang shall not directly or indirectly sell, transfer, pledge, hypothecate or otherwise dispose of any of such shares without the Company’s prior written consent.

F-26